

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 19, 2007

Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

Re: Freedom Acquisition Holdings, Inc.
Proxy Statement on Schedule 14A
Filed on October 11, 2007
File No. 1-33217

Dear Mr. Berggruen:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Brian Gavsie, Esq.
Greenberg Traurig, LLP
401 East Las Olas Boulevard, Suite 2000
Fort Lauderdale, FL 33301